United States securities and exchange commission logo





                            October 30, 2022

       David Hui Shao
       Chief Executive Officer
       YishengBio Co., Ltd
       Building No. 2, 38 Yongda Road
       Daxing Biomedical Industry Park
       Daxing District, Beijing, PRC

                                                        Re: YishengBio Co., Ltd
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted October
3, 2022
                                                            CIK No. 0001946399

       Dear David Hui Shao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted October 3, 2022

       Cover Page

   1. We note your disclosure that you anticipate being a "controlled company" as defined under the Nasdaq
corporate governance rules. Please clarify whether you intend to take advantage of the
controlled company exemptions under the Nasdaq rules.
   2. We note your disclosure that "YS Group did not transfer any cash proceeds to any of
                                                        [y]our PRC subsidiaries
except for the cash transfers within [y]our Group in connection with the paid-in
capital in [y]our PRC subsidiaries." Please quantify the amounts or otherwise advise.
 David Hui Shao
YishengBio Co., Ltd
October 30, 2022
Page 2
3. Please revise your cover page disclosure regarding your operations in China and risks related to doing business in China to make it more prominent.
Industry and Market Data, page 3

4. We note your statement that certain information contained in the prospectus involves a number of assumptions and limitations, and investors are cautioned not to give undue weight to such estimates. Please revise to remove any implication that investors are not entitled to rely on the disclosure in your registration statement. Frequently Used Terms, page 4

5.       You define "China" to mean the People's Republic of China, excluding
Hong Kong,
         Macau, and Taiwan. Please amend to clarify that the legal and operational risks associated in China also apply to operations in Hong Kong and Macau. Additionally, to the extent you have operations in Hong Kong and Macau, or have directors and officers located in
         Hong Kong or Macau, discuss the commensurate laws and regulations in Hong Kong or Macau, if applicable, and any risks and consequences to the company associated with those laws and regulations.
Questions and Answers About the Proposals, page 9

6. We note that the Forward Purchase Investors appear to be investing into the proposed business combination at a discount compared to Summit public shareholders based on your implied price per share shown in your table on page 18 and your disclosure elsewhere that 375,000 Founder Shares of Summit were transferred from the Sponsor to the Forward Purchase Investors in connection with the Forward Purchase Agreements.
         Please add a question and answer addressing why these investors as compared to the
         Summit public shareholders are investing at a discount and address the potential impact of such financings on Summit public shareholders such as the immediate dilution that
         Summit public shareholders will experience from the Forward Purchase financing or otherwise advise. In addition, please update your disclosure on page 30 to disclose that
         375,000 Founder Shares were transferred from Summit to the Forward Purchase Investors in connection with the Forward Purchase Agreements.
7. In this section and your risk factor section, please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold
FirstName LastNameDavid Hui Shao
       that would allow the company to redeem public warrants. Clearly explain the steps, if any,
Comapany    NameYishengBio
       the company              Co.,
                      will take to   Ltd all shareholders, including beneficial
owners, regarding
                                   notify
Octoberwhen   the warrants
         30, 2022  Page 2 become eligible for redemption.
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YishengBioLastNameDavid Hui Shao
            Co., Ltd
Comapany
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            2022          Co., Ltd
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Q: What shall be the relative equity stakes of Summit Shareholders, YS Biopharma shareholders immediately after the consummation..., page 12

8. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
9. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Q: What interests do Summits Directors and Officer have in the Business Combination?, page 16

10. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
YS Group, page 27

11. We note your diagram illustrating the corporate structure of YS Group. Please amend and clarify why Yi Zhang, Hopeful World Company Limited, Apex Pride Global Limited, and
         Actors Town International Limited are enclosed together in a group versus the other three shareholders of YS Biopharma or otherwise advise.
12. Please provide a graphic illustration of the post-merger organizational structure.
The Summit Board's Reasons for the Approval of the Business Combination, page
31

13. We note your statement that, "[t]he Summit Board believes that PIKA rabies vaccine enables YS Group to capture the future rabies vaccines market demand in emerging markets with its competitive advantages." Please balance your disclosure to clarify that the PIKA rabies vaccine is a product candidate that has not been approved.
14. We note your disclosure that "[a]n aggregate of US$30 million of private capital has been committed by Forward Purchase Investors, which indicates confidence and support for the
         Business Combination from third party investors." However, we also note that the
         Forward Purchase Investors entered into the forward purchase agreements in connection with Summit's IPO and prior to the announcement of the Business Combination and received 375,000 founder shares in connection with entering into the forward purchase agreements. Please clarify how their prior commitments indicate "confidence and support"
         in the Business Combination with YS Biopharma or otherwise advise. Regulatory Matters, page 41

15. You state that YS Group has obtained all material licenses, permission or approvals for its business operations in China. Please state affirmatively whether you have received all
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FirstName
YishengBioLastNameDavid Hui Shao
            Co., Ltd
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            2022          Co., Ltd
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         requisite permissions and whether any permissions have been denied. In addition, we note your disclosure elsewhere that, "based on the advice of YS Biopharma s PRC legal counsel and its understanding of the current PRC laws and regulations, that the CSRC approval under the M&A Rules is not required in the context of the Business
         Combination." Please identify the counsel here and file its consent. Risk Factor Summary (page 54), page 42

16. We note your disclosure on page 117 that YS Group and its independent registered public accounting firm identified a material weakness in its internal control over financial reporting as of March 31, 2022. Please update your risk factor summary section to disclose the material weakness.
Risks Related to Extensive Government Regulations
YS Group may be restricted from transferring its scientific data abroad and subject to regulations on human genetic resources., page 70

17. We note your risk factor disclosure discussing the Scientific Data Measures and the
         Regulation on the Management of Human Genetic Resources. Please clarify your disclosure to discuss whether you transfer scientific data outside of China and disclose whether or not any of your research is funded at least in part by the Chinese government. In addition, please explain how you determined that permissions and approvals were not necessary under either of these regulations. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations under either of these regulations or otherwise advise.
Risks Related to Doing Business in China
Recent regulatory development in China may exert more oversight and control over listing and offerings..., page 99

18. We note your disclosure regarding Cyberspace Administration of China's ("CAC") greater oversight over data security and the risks this could have for YS Group on a post-
         combination basis. Please amend to include how CAC's oversight could impact your initial business combination.
Risk Factor
YS Biopharma will be an emerging growth company and may take advantage of certain reduced reporting requirements., page 116

19. Here you state that the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to YS Biopharma since it reports under International Financial Reporting Standards, or IFRS, as issued by the International
         Accounting Standards Board. However, we note that YS Biopharma reports under
 David Hui Shao
YishengBio Co., Ltd
October 30, 2022
Page 5
         accounting principles generally accepted in the United States of America as shown in the auditor's report at F-40 and Note 3 at F-47. Please revise to be consistent.
Timeline of the Business Combination, page 157

20. Please provide additional detail regarding the negotiations with YS Biopharma relating to material terms of the transaction including, but not limited to, structure, consideration, valuation, and proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, how and why they evolved over time, and how you reached agreement on the final terms.
21. We note your disclosure here that "[o]n August 2, August 4, and August 8, 2022, Cooley and WSGR had further discussions regarding details of the deal structure." Please expand your disclosure to discuss what was discussed at each meeting or otherwise advise.
Reasons for Summit Board's Approval of the Business Combination, page 160

22. We note your disclosure that, "[i]n evaluating the transaction with YS Biopharma, the
         Summit Board consulted with its legal counsel and financial, accounting and other advisors, as well as the YS Biopharma management." Please revise your disclosure here to clearly identify each party the Summit Board consulted.
Procedures, page 165

23. We note that ValueScope reviewed certain financial and product projections prepared by
         YS Biopharma   s management. Please include all projections prepared
by YS Biopharma's
         management and provided to ValueScope in connection with its fairness opinion and describe the material assumptions and limitations underlying such projections.
Summary of Valuation Analysis and Opinion of Financial Advisor to Summit Board Overview, page 165

24. We note that ValueScope provided a fairness opinion in connection with the business combination. Please update your disclosure to quantify the fees received or to be received by ValueScope upon completion of the business combination and any amount that is contingent upon completion of transaction. Also, please include a clear description of any additional services ValueScope or its affiliates provided in connection with the transaction or any services provided to the target or its affiliates, if applicable.
25. We note that ValueScope provided a fairness opinion. Please revise to clearly state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only
FirstName LastNameDavid Hui Shao
       those shareholders unaffiliated with the sponsor or its affiliates. Similarly, please also
Comapany    NameYishengBio
       update                 Co.,
               your question and   Ltd that discusses the fairness opinion on
the bottom of page
                                 answer
October10.
         30, 2022 Page 5
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YS Group's Market Opportunities
Competitive landscape of China's rabies vaccine market, page 198

26. We note your disclosure of the competitive landscape of China's rabies vaccine market for calendar year 2021. Please update your disclosure to discuss YS Group's market share as of a more recent date, if possible.
YS Group's Business
Overview, page 207

27. We note you state that PIKA rabies vaccine has gone through Phase I and Phase II clinical studies to date. For each study, please state the country or countries the clinical study was conducted in and when it was completed.
Competitive Strengths
Next-generation PIKA rabies vaccine with accelerated regimen and broad protection against multiple virus strains..., page 208

28. We refer to your statements throughout this section where you state that your PIKA rabies
         vaccine    leads to a potentially superior efficacy and solid safety
profile" and elicits a
         "more robust immunogenic response.    As safety and efficacy
determinations are solely
         within the FDA   s authority (or applicable foreign regulator) and are
continually evaluated
         throughout all phases of clinical trials, please remove all such statements. You may present objective trial data without including conclusions relating to efficacy. In addition, please revise your disclosure throughout when you discuss your "next-generation PIKA rabies vaccine" to clarify that it is not an approved product, but a product candidate in development or otherwise advise.
29. You state faster seroconversion is clinically meaningful. Please update your disclosure to explain why faster seroconversion is meaningful and clarify how seroconversion rates are measured.
30. We note your disclosure that, "[a]ccording to the F&S Report, PIKA rabies vaccine has reported the highest seroconversion rate on day 7 among all candidates with published clinical data in China so far." Please remove the statement or include balancing disclosure that clearly states that no head-to-head trials have compared the PIKA rabies vaccine to other vaccine candidates studied in China and that you cannot guarantee that such a trial would show similar results.
31. You state that PIKA rabies vaccine will begin Phase III in Singapore in the second half of
         2022. Please clarify whether Phase III has begun or state projected date as we are now near the end of 2022.
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YS Group's Marketed Products and Product Candidates
Overview, page 216

32. We note that your pipeline table on page 217 summarizes the status of your portfolio of marketed products and product candidates. For example only, we note that for PIKA
         Recombinant COVID-19 Vaccine your    upcoming milestones    column
states that you
         expect to enter into Phase II & III trials in UAE, Philippines, and Pakistan in the second half of 2022. However, your arrows appear to indicate that PIKA Recombinant COVID-
         19 Vaccine has already entered Phase II. Please revise the length of the arrows for each product candidate to accurately show its progression in relation to each stage of development or otherwise advise.
YSJA Rabies Vaccine - YS Group's marketed product
Better safety profile, page 218

33. You state that according to a head-to-head study, YSJA rabies vaccine causes less pain and injection site discomfort. Please revise your disclose to discuss the material details of the head-to-head study, including, but not limited to, a discussion of the trial design, who conducted the study, number of participants and other rabies vaccines studied.
YS Group's clinical stage product candidates , page 219

34. We note you have product candidates that have completed Phase I or Phase II of trials where primary and secondary endpoints are referenced. Please revise your disclosure to provide p-values and conclusions as to statistical significance of all primary and secondary endpoints discussed for each of your material preclinical trials. If no statistical analysis was performed please state so.
Summary of preclinical and clinical studies, page 221

35. Please update your numerical list to clearly indicate which trials have been completed and which trials are planned.
PIKA Recombinant COVID-19 Vaccine (injectable)
Advantages, page 229

36.      We note your disclosure that "[b]ased on the results of YS Group   s
controlled animal
         studies (not head-to-head), YS Group observed that PIKA recombinant COVID-19 vaccine, once marketed, may have the following characteristics and advantages over other marketed products and late clinical stage product candidates as of the date of this proxy statement/prospectus." Please note that comparisons to available products and other product candidates are not appropriate unless you have conducted head to head trials. In addition, please add balancing disclosure consistent with your risk factor disclosure on page 64 that "[r]esults of earlier clinical trials may not be predictive of results of later-
         stage clinical trials."
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Summary of Preclinical Results
Antigen Selection, page 231

37. We note use of p-values in Figure 15. At first use, please explain how "p-value" is used to measure statistical significance and the relevance of statistical significance to evidentiary standards for drug approval.
PIKA YS-ON-001
Advantages, page 243

38. We note your disclosure here where you discuss the potential advantages of your product
         candidate, including your disclosure that "YS Group   s preclinical
research has
         demonstrated that PIKA YS-ON-001 outperformed many first-line chemotherapy drugs, targeted drugs and immunotherapy drugs" and Figure 8 appears to not based on head-to-
         head studies. In order to direct comparisons to other drugs currently available or in development, such comparisons must be based on head to head trials. Please remove such comparisons throughout your draft registration statement.
YS Group's Strategic Collaborations, page 248

39. We note your disclosure in this section that you entered into a collaboration agreement with CEPI and a global health agreement with Adjuvant. Please file these agreement as an exhibit to your registration statement or tell us why you believe you are not required to do
         so. In addition, please update your disclosure to describe the material terms of the CEPI agreement or otherwise advise.
Intellectual Property
Patents, page 254

40. We note your table summarizing your various patents. Please add a column to list the type of patent protection (i.e. composition of matter, use or process).
YS Biopharma's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Research and development expenses, page 290

41. Please revise to disclose the costs incurred on each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project.
Unaudited Pro Forma Condensed Combined Financial Information
Anticipated Accounting Treatment, page 306

42. Here you describe the business combination as being accounted for under IFRS 2, which is inconsistent with your disclosure on page 311 that the business combination will be
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         accounted for as a reverse recapitalization under US GAAP. Please revise to reflect the appropriate body of accounting. Further, based on the terms of the transaction, YS
         Biopharma appears to be both the legal and accounting acquirer. Please advise why you would not account the business combination as a recapitalization, or revise accordingly.
Basis of Pro Forma Presentation
Assuming Maximum Redemption, page 307

43. Your presentation of the maximum redemption scenario assumes that 85% of Summit
         Public Shares (17 million) are redeemed for aggregate redemption payments of $170 million. You further disclose that 85% is the Maximum Redemption percentage permitted while ensuring that the Available Closing Cash Amount is no less than $30 million even if
         Summit and YS Biopharma do not receive any proceeds pursuant to the Forward Purchase
         Agreements or raise any other permitted equity financings prior to the Closing. It is unclear to us how you determined that 85% is the Maximum Redemption percentage given the existence of the Forward Purchase Agreements which would provide you with aggregate proceeds of $30 million in a private placement to close concurrently with the
         Business Combination. As the proceeds from the private placement would count towards your Available Closing Cash Amount, it appears that there is a scenario where more than
         85% of Summit Public Shares could be redeemed while not impacting the consummation of the Business Combination. Further, your pro forma financial statements include the receipt of these proceeds from the private placement as reflected in pro forma adjustment
         (F). Please revise your maximum redemption scenario accordingly or explain to us how your current presentation is consistent with the terms of the Business Combination agreement and your assumption within the pro formas that private placement pursuant to the Forward Purchase Agreements will occur.
Note 3 Adjustments to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustment (G) to Unaudited Pro Forma Condensed Combined Balance Sheet, page
313

44. Here you state that pro forma adjustment (G) represents 750,000 redeemable warrants pursuant to the Forward Purchase Agreements, and that in connection with the issuance of the Forward Purchase Securities, the combined Company recorded additional warrant liabilities of $1,065,000. However, the amount reflected in adjustment
(G) is $8,625,000
         which appears to represent the cash proceeds that would be received upon exercise of these warrants (based on $11.50 exercise price). Please address the following:

                Explain to us why it is appropriate to reflect the exercise of the warrants to be issued under the Forward Purchase Agreements in your pro forma financial statements given that the exercise is not within the control of the company.
                Explain how your current pro forma presentation is consistent given that you present a warrant liability but also reflect the proceeds to be received upon exercise of such warrants. It would appear that upon exercise of the warrants, the warrant liability would be reclassified to equity.
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YishengBioLastNameDavid  Hui Shao
            Co., Ltd
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            2022          Co., Ltd
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                Clarify whether the exercise of these warrants has been included in your redemption scenarios presented elsewhere, as well as in your pro forma EPS calculation on page
              313.
                Explain your accounting basis for classifying these warrants as a liability. Please quote the accounting literature you relied upon in your response.
Note 4. Net Loss per Share, page 314

45. Please remove the notes (1)(2)(3) related to the historical and pro forma book value since you do not present them here. Please also expand note (7) to present the quantitative balances for the equity items excluded from your pro forma net loss per share presentation and consider providing a sensitivity analyses for their impact if helpful to investors.
         Finally, we note that the pro forma balances for loss per share and weighted average number of ordinary shares outstanding presented at the bottom of page 310 are different from the corresponding balances included in this note. Please revise for consistency.
YishengBio Co., Ltd. Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-53

46. Please revise your revenue recognition policy to specifically define when the customer obtains control over a product or service when you recognize the revenue at a point in time. In that regard, we noted you disclosed at page 289 that "revenue is generally recognized when YS Group provides rabies vaccine products to customers at a point in time when the products have been accepted by customers which is generally when YS
         Group satisfies the associated performance obligation." In addition, please also tell us, and revise if necessary, whether your revenue contracts with customers involve variable considerations, such as discounts and rebates. Lastly, explain to us whether the service providers as disclosed under Note 11 for guarantee deposits are considered customers under ASC 606, and if so, please revise your revenue recognition policy to provide additional disclosures under those arrangements, including disaggregated amounts recognized under those service provider contracts, vs. the sales to the county level CDCs.
Note 4. Accounts Receivable, Net, page F-59

47. Considering the significant amount of the accounts receivable at period end comparing to your reported revenues, please provide us an analysis of your allowance for credit losses on your accounts receivable, including an aging of your outstanding receivable balances.
         Please also confirm whether your accounts receivable at March 31, 2022 are all related to
         sales since October 2020 when you resumed sales of YSJA    rabies
vaccines.
Note 9. Bank Loans and Other Borrowings, page F-62

48. Please revise to expand your disclosures for the facility agreement with R-Bridge
         Healthcare Fund, LP. to include all key terms and your future obligations. In that regard,
 David Hui Shao
YishengBio Co., Ltd
October 30, 2022
Page 11
         we note you disclosed it as a royalty-based long-term debt arrangement on page 65. Please also revise your principal payment schedule to present the actual date and amount for better illustration.
Note 13. Convertible Redeemable Preferred Shares, page F-64

49. Please explain to us, and revise if necessary, how you have arrived at the 17% annual compound interest for Series A in their redemption value calculation as disclosed on page
         F-67. Please also revise to disclose the liquidation preference for your convertible redeemable preferred shares as required under ASC 505-10-50-4, if different from their currently reported value as of March 31, 2022.
Exhibits

50. Please file a copy of the $40 million royalty-based 4.5-year long debt transaction with R-
         Bridge Investment Holdings PTE as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-
         K. In addition, please expand your disclosure to describe all material terms of the agreement including the royalty term and quantification of the royalty rate, or a range no greater than 10 percentage points per tier.
General

51. We note you have various graphics throughout YS Biopharma's Business section that contain text that is illegible. Please revise applicable figures accordingly to ensure the text is legible.
52. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of
FirstName LastNameDavid Hui Shao
       liquidation to investors, such as the losses of the investment opportunity in a target
Comapany    NameYishengBio
       company,                 Co., Ltd in the combined company, and the
warrants, which
                   any price appreciation
Octoberwould   expire
         30, 2022     worthless.
                    Page 11
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            Co., Ltd
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53.      It appears that Summit Healthcare Acquisition Corp.'s amended and restated
         memorandum and articles of association waived the corporate opportunities doctrine. In an appropriate place in your filing, please address this potential conflict of interest and whether it impacted your search for an acquisition target.
54. Please revise any statements concluding your product candidates are safe or effective to instead refer to objective trial results. For example only, we note disclosure on page 59 where you state that your PIKA rabies vaccine features an "accelerated regimen and superior efficacy and solid safety profile," on page 161 where you state that "YS
         Biopharma has a robust portfolio of innovative product candidates, with better safety and efficacy potential to address the unmet needs in preventing and/or treating infectious diseases and cancer," and on page 229 where you state "PIKA recombinant COVID-19 vaccine exhibits promising treatment benefit." Please remove these statements, and any similar statements throughout your draft registration statement, as conclusions of safety and efficacy are within the sole authority of the FDA and comparable foreign regulators.
55.      We note the disclosure on page 39 that the Sponsor, YS Biopharma,
and/or Summit   s or
         YS Biopharma   s directors, officers, or respective affiliates may
purchase Summit Public
         Shares to reduce the redemption rates and increase the likelihood of the completion of the combination. Please provide your analysis on how such purchases comply with Rule 14e-
         5.
56.      We note your disclosure that the merger will qualify as a
reorganization    within the
         meaning of Section 368(a) of the Code. Please file a tax opinion as an exhibit to your registration statement. Please also revise your disclosure on page 325 to reflect that the tax consequences discussed represent the opinion of counsel. Refer to Item 601(b)(8) of
         Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.
       You may contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Dan Ouyang, Esq.